Exhibit 99.3

GDS Announces Closing of Public Offering of ADSs and Full Exercise of Option to Purchase Additional ADSs

Shanghai, China, May 30, 2025 – GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced the closing of its previously announced underwritten registered public offering of 5,980,000 American Depositary Shares (“ADSs”), each representing eight Class A ordinary shares, par value US$0.00005 per share (the “Primary ADSs Offering”), at a public offering price of US$24.50 per ADS (the “Primary ADSs Offering Price”), and reflecting the exercise in full by the underwriters of their option to purchase 780,000 additional ADSs.

GDS received net proceeds from the Primary ADSs Offering of approximately $141.6 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses. The Company received all of the net proceeds from the Primary ADSs Offering and plans to use such net proceeds for general corporate purposes, working capital needs and the refinancing of its existing indebtedness, including potential future negotiated repurchases, or redemption upon exercise of the investor put right, of its convertible bonds due 2029.

The Company also announced today by separate press release the closing of an offering of 2.25% convertible senior notes in an aggregate principal amount of US$550 million due 2032 (the “Notes”) in a private offering to persons reasonably believed to be qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), which amount reflects the exercise in full by the initial purchasers of their option to purchase an additional US$50 million in aggregate principal amount of the Notes (collectively, the “Notes Offering”).

The Company also announced today by separate press release the closing of a separate registered public offering (the “Delta Placement of Borrowed ADSs”) of 6,000,000 ADSs (the “Borrowed ADSs”), at a public offering price of US$24.50 (which is the same public offering price as the Primary ADSs Offering Price), that the Company lent to an affiliate (the “ADS Borrower”) of an initial purchaser in the Notes Offering in order to facilitate the privately negotiated derivative transactions entered into by some holders of the Notes for purposes of hedging their investment in the Notes. The Company also entered into an ADS lending agreement (the “ADS Lending Agreement”) with an affiliate of the initial purchaser of the Notes Offering (such affiliate being the “ADS Borrower”), pursuant to which the Company lent the Borrowed ADSs to the ADS Borrower. The ADS Borrower or its affiliate received all of the proceeds from the sale of the Borrowed ADSs and the Company did not receive any of those proceeds, but the ADS Borrower paid the Company a nominal lending fee for the use of those ADSs pursuant to the ADS Lending Agreement. The activity described above could affect the market price of the Company’s ADSs otherwise prevailing at that time.

Nothing contained herein shall constitute an offer to sell or the solicitation of an offer to buy any securities, including the Primary ADSs, the Notes or the Borrowed ADSs, nor shall there be any offer or sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful. The Primary ADSs Offering and the Delta Placement of Borrowed ADSs were made only by means of separate prospectus supplements and accompanying prospectuses pursuant to an effective registration statement filed with the U.S. Securities and Exchange Commission (the “SEC”).

J.P. Morgan, BofA Securities, Morgan Stanley and UBS Investment Bank acted as joint book-running managers, and China Galaxy and Guotai Junan International acted as financial advisors, for the Primary ADSs Offering.

The Company filed an automatic shelf registration statement on Form F-3 with the SEC. A preliminary prospectus supplement and the accompanying prospectus describing the terms of the Primary ADSs Offering were filed with the SEC. The prospectus supplement for the Primary ADSs Offering was filed with the SEC. The Primary ADSs Offering was made only by means of the prospectus supplement and accompanying prospectus. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus may be obtained from: (i) J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at 866-803-9204 or by email at prospectus-eq_fi@jpmchase.com; (ii) BofA Securities, Inc., One Bryant Park, New York, NY, 10036, Attention: Prospectus Department, telephone: +1 (800) 294-1322, email: dg.prospectus_requests@bofa.com; (iii) Morgan Stanley & Co. LLC, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; or (iv) UBS Investment Bank, Attention: Prospectus Department, 1285 Avenue of the Americas, New York, NY 10019, by telephone: (888) 827-7275 or email: ol-prospectusrequest@ubs.com.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in and around primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. GDS is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company offers co-location and a suite of value-added services, including managed hybrid cloud services through direct private connection to leading public clouds, managed network services, and, where required, the resale of public cloud services. The Company has a 24-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations. The Company also holds a non-controlling 35.6% equity interest in DayOne Data Centers Limited which develops and operates data centers in International markets.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the Primary ADSs Offering, the Notes Offering and the Delta Placement of Borrowed ADSs, the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the SEC on Forms 20-F and 6-K, in its current, interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of the Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China and regions in which GDS’ major equity investees operate, such as South East Asia; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the results of operations, growth prospects, financial condition, regulatory environment, competitive landscape and other uncertainties associated with the business and operations of our significant equity investee DayOne; the continued adoption of cloud computing and cloud service providers in China and other major markets that may impact the results of our equity investees, such as South East Asia; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations and those of its major equity investees; competition in GDS Holdings’ industry in China and in markets that affect the business of our major equity investees, such as South East Asia; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in GDS Holdings’ filings with the SEC, including its annual report on Form 20-F, and with the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

Piacente Financial Communications

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited